

SWANK

ANNUAL REPORT

2006

PROCESSED
JUL 24 2007
B
THOMSON
FINANCIAL

RECD S.E.C.
JUL 18 2007
1086

To Our Stockholders and Friends



Chairman's Letter

Over the past several years, we have worked to position your Company for success utilizing our unique strengths in design, sales, and distribution to expand the reach of our core brands and to aggressively pursue a variety of new business opportunities. Those efforts were rewarded during 2006, as the Company enjoyed one of its best years in recent memory. Net sales increased 22% to $119,059,000, while net income reached $13,989,000 compared to $3,614,000 in 2005. We enjoyed double-digit net sales increases in each of our men's jewelry, personal leather goods, and belt businesses and gained additional market share through the introduction of several new licensed and private brand merchandise collections. Net income for fiscal 2006 was favorably affected by the reversal of a valuation allowance against the Company's net deferred tax asset of approximately $5,000,000. This resulted in a non-recurring income tax benefit of $4,203,000 that we recorded during the fourth quarter of 2006. Income before taxes in 2006 of $9,786,000 more than doubled compared to the $3,644,000 earned in 2005. All in all, 2006 was an extremely successful year for Swank.

The year was highlighted by the launch of our new "Nautica" collection of men's accessories during the second quarter. "Nautica" is an extremely well respected brand recognized throughout the fashion industry for its quality and style. We are excited about the prospects of expanding the brand's presence in men's accessories. In addition, during the fall season we began shipping new men's accessories collections under our "Chaps", "Donald Trump", and "Ted Baker" licenses, and expanded or launched a number of private label merchandise programs for several major retailers including Macy's, Kohls, and Sears, among others.

We are looking forward this year to the introduction of our exciting new "Tumi" collection. This merchandise, which is slated for shipment later this summer, will be the cornerstone of our new Luxury Division and significantly expand our presence in that important market. "Tumi" is the leading international brand of luxury travel and lifestyle accessories, and we are delighted to be their men's accessories partner. These new labels, combined with our well-established Kenneth Cole, Tommy Hilfiger, Claiborne, Geoffrey Beene, and Guess businesses, make our brand portfolio, already a leader in our industry, even stronger.

While we are pleased with our success in 2006, the current year will no doubt present new challenges. We fully realize that both our customers and consumers are becoming increasingly selective in their decision making process. We know that we must continue to provide tastefully designed, high-quality merchandise at competitive prices. We must make our supply-chain even more efficient to support the outstanding service that retailers have come to expect from us. We must continue to aggressively pursue appropriate opportunities to acquire new businesses that will add to the strength of our Company. We believe that we are well positioned to face all these challenges.

Our success, of course, would not be possible without the enthusiastic support of our many loyal customers, licensors, vendors and our stockholders. We thank them all, who together with our dedicated employees have made Swank one of the premier resources for men's accessories. With their help, we look forward to continued success in 2007.

Sincerely yours,

John Tulin
Chairman of the Board –
Chief Executive Officer

Swank, Inc.

Financial Highlights

For each of the Five Years Ended December 31,
(In thousands, except share and per share data)

	2006	2005	2004	2003	2002
Operating Data:					
Net sales	**$ 119,059**	$ 97,914	$ 93,287	$ 94,845	$ 100,011
Cost of goods sold - operations	**77,669**	65,048	62,567	67,123	71,857
Cost of goods sold - restructuring	-	-	-	1,360	-
Total cost of goods sold	**77,669**	65,048	62,567	68,483	71,857
Gross profit	**41,390**	32,866	30,720	26,362	28,154
Selling and administrative expenses	**29,950**	28,036	28,256	27,540	30,618
(Gain) loss on lease termination, restructuring expenses, and other	-	(75)	(728)	280	-
Income (loss) from operations	**11,440**	4,905	3,192	(1,458)	(2,464)
Interest expense, net	**1,654**	1,261	1,621	1,162	1,144
Other (income)	-	-	-	-	(640)
Income (loss) before income taxes	**9,786**	3,644	1,571	(2,620)	(2,968)
Provision (benefit) for income taxes	**(4,203)**	30	-	-	(2,594)
Income (loss) from continuing operations	**13,989**	3,614	1,571	(2,620)	(374)
Income on disposal of discontinued operations, net of income tax of $0	-	-	-	-	300
Income from discontinued operations	-	-	-	-	300
Net income (loss)	**$ 13,989**	$ 3,614	$ 1,571	$ (2,620)	$ (74)
Share and per share information:					
Weighted average common shares outstanding - basic	**5,883,219**	5,620,160	5,522,490	5,522,490	5,522,490
Basic net income (loss) per common share:					
Continuing operations	**$ 2.38**	$ .64	$ .28	$ (.47)	$ (.06)
Discontinued operations	-	-	-	-	.05
Basic net income (loss) per common share	**$ 2.38**	$ .64	$ .28	$ (.47)	$ (.01)
Weighted average common shares outstanding - diluted	**5,938,345**	6,160,492	6,007,594	5,522,490	5,522,490
Diluted net income (loss) per common share:					
Continuing operations	**$ 2.36**	$ .59	$ .26	$ (.47)	$ (.06)
Discontinued operations	-	-	-	-	.05
Diluted net income (loss) per common share	**$ 2.36**	$ .59	$ .26	$ (.47)	$ (.01)
Balance Sheet Data:					
Current assets	**$ 38,069**	$ 27,383	$ 26,703	$ 28,811	$ 30,390
Current liabilities	**17,231**	17,446	19,562	22,077	20,591
Net working capital	**20,838**	9,937	7,141	6,734	9,799
Property, plant and equipment, net	**397**	475	499	1,469	2,056
Total assets	**45,129**	31,321	30,778	34,035	35,590
Capital expenditures	**53**	120	319	62	187
Depreciation and amortization	**207**	233	351	711	759
Long-term obligations	**6,332**	5,817	6,669	9,018	9,464
Stockholders' equity	**21,566**	8,058	4,547	2,940	5,535

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. Our products are sold both domestically and internationally under a broad assortment of brands including both licensed tradenames and private labels. We distribute our merchandise principally through department stores and through a wide variety of specialty stores and mass merchandisers. We also operate a number of factory outlet stores primarily to distribute excess and out of line merchandise.

Our net sales in 2006 increased 21.6% to $119,059,000 compared to $97,914,000 in 2005. The increase was due mainly to higher shipments of our jewelry, personal leather goods and belt merchandise as well as an overall decrease in certain dilutive allowances. Gross profit in 2006 increased 25.9% to $41,390,000 from $32,866,000 in 2005 and, as a percentage of net sales, increased to 34.8% from 33.6% last year. The increase in gross profit both in dollars and as a percentage of net sales during 2006 was primarily due to a favorable sales mix resulting from higher net sales of our relatively high-margin jewelry merchandise, increased shipments of personal leather goods at improved margins, and improved supply-chain efficiency which enabled us to make better use of more economical shipping methods. Selling and administrative expenses during 2006 increased by $1,914,000 over 2005 due to increases in certain variable sales, merchandising and distribution costs associated with higher net sales, partially offset by reductions in certain fringe-benefit expenses and professional fees. Selling and administrative expenses increased 6.8% during 2006, but as a percentage of sales, declined to 25.2% of net sales from 28.6% in 2005.

Net income for the year ending December 31, 2004 included a net gain of $728,000 consisting of a net gain of $1,090,000 from the termination of a real estate lease that was offset in part by a $362,000 asset impairment charge in connection with our former jewelry manufacturing facility and administrative offices in Attleboro, Massachusetts. During the fourth quarter of 2004, we relocated our administrative staff to our Taunton, Massachusetts distribution facility. The net gain on the lease termination and the Attleboro fixed asset impairment charges were both recorded separately in our statement of income in 2004. Also during 2004, we recorded an expense of $589,000, which was included in interest expense, in connection with the write-off of certain deferred financing costs, early termination fees and other charges related to the termination of our revolving credit agreement with a prior lender. During the quarter ended June 30, 2006, we completed the sale of our Attleboro facility to the Attleboro Redevelopment Authority (the "ARA"), which purchased the property for nominal consideration. (see "Restructuring Charges" below).

Critical Accounting Policies and Estimates

Management believes that the accounting policies discussed below are important to an understanding of the Company's financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, management cautions that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve judgment, management believes the other accounting policies discussed in Note B to the financial statements are also important in understanding the statements.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. The Company records revenues net of sales allowances, including cash discounts, in-store customer allowances, cooperative advertising, and customer returns, which are all accounted for in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," and Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products". Sales allowances are estimated using a number of factors including historical experience, current trends in the retail industry and individual customer and product experience. The Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Allowance for Doubtful Accounts

The Company determines allowances for doubtful accounts using a number of factors including historical collection experience, general economic conditions and the amount of time an account receivable is past its payment due date. In certain circumstances where it is believed a customer is unable to meet its financial obligations, a specific allowance for doubtful accounts is recorded to reduce the account receivable to the amount believed to be collectable.

Environmental Costs

In accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note I to the financial statements for additional discussion).

Inventory and Reserves

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. We believe that our inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. When necessary, a valuation allowance is recorded to reflect the estimated realization of the deferred tax asset. The Company determines if a valuation allowance for deferred tax assets is required based upon projections of taxable income or loss for future tax years in which the temporary differences that created the deferred tax asset are anticipated to reverse and the likelihood that the deferred tax assets will be recovered.

2006 vs. 2005

Net sales

Net sales for the year ended December 31, 2006 increased by $21,145,000, or 21.6%, compared to 2005. The increase was due mainly to higher shipments of our jewelry, personal leather goods and belt merchandise as well as an overall decrease in certain dilutive allowances. Our men's jewelry net sales increased 27.5% during 2006 compared to 2005, as menswear fashion trends continued to emphasize a dressier look that featured French cuff shirts and related accessories. Net sales of our belt merchandise rose 21.2% in 2006, while personal leather goods net sales increased 26.2% in 2006, both as compared to 2005. Several of our businesses benefited in 2006 from the introduction or expansion of certain private label programs as well as from net sales of branded merchandise generated by licenses signed during 2006. Net sales of our Nautica, Chaps, and Trump merchandise collections, which were all launched in 2006, accounted for approximately half of the total increase in net sales during the year.

Net sales to international customers increased 12.9% during 2006 due mainly to higher shipments of jewelry and belt merchandise. Export net sales accounted for approximately 7% of our total net sales during 2006 compared to approximately 8% in 2005.

Net sales in both 2006 and 2005 were favorably affected by the annual returns adjustment made during each year's second quarter. Each month we reduce net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $1,248,000 and $814,000 for the years ended December 31, 2006 and 2005, respectively. Our actual returns experience during both the spring 2006 and spring 2005 seasons was

better than anticipated compared to the reserves established at December 31, 2005 and December 31, 2004, respectively, principally due to lower than expected customer returns for men's belts and personal leather goods. The reserve at December 31, 2005 was established in consideration of shipments made during the fall 2005 season associated with a variety of new merchandise programs. However, during the past few seasons, we have been taking steps to minimize customer returns by assisting retailers in promoting excess and discontinued merchandise following the holiday season to accelerate retail sales of these goods. We established our reserve for returns as of December 31, 2005 based on our estimate of merchandise to be received during the spring 2006 season which was generally shipped to retailers for the 2005 fall and holiday selling seasons.

Gross profit

Gross profit for the year ended December 31, 2006 increased by $8,524,000, or 25.9%, to $41,390,000 compared to the prior year's gross profit of $32,866,000. Gross profit expressed as a percentage of net sales in 2006 was 34.8% compared to 33.6% in 2005.

The increase in gross profit both in dollars and as a percentage of net sales during 2006 was primarily due to an increase in net sales generally and the continued strong performance of our relatively high-margin jewelry merchandise. Margins for our personal leather goods merchandise collections also improved due to reductions in product and packaging costs. We also reduced our inventory control costs during the year and improved our supply chain efficiency primarily for belts which led to increased utilization of lower cost sea freight relative to 2005. Initial markups generally declined during 2006 for jewelry and belts reflecting a less favorable sales mix, as a portion of the incremental sales generated during 2006 was at a somewhat lower margin.

Royalty charges associated with our license agreements increased 14.1% in 2006, but declined as a percentage of net sales. The increase in dollars was due to higher net sales of merchandise sold under licensed tradenames and in certain circumstances, increases in our contractual minimum royalty obligations.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $943,000 and $569,000 for the years ended December 31, 2006 and 2005, respectively.

Selling and Administrative Expense

Selling and administrative expenses for the year ended December 31, 2006 increased $1,914,000, or 6.8%, compared to the prior year. Selling and administrative expense expressed as a percentage of net sales declined to 25.2% from 28.6% in 2005. The increase in our selling and administrative expenses was due to increases in certain variable sales, merchandising and distribution costs associated with higher net sales, including advertising and promotional expenditures, offset in part by reductions in certain fringe-benefit costs and professional fees.

Selling expenses increased by $2,537,000, or 12.0%, while administrative expenses decreased by $623,000, or 9.0%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 19.9% and 21.6% for fiscal 2006 and 2005, respectively, and administrative expenses totaled 5.3% and 7.1% for fiscal 2006 and 2005, respectively. The increase in selling expenses was principally due to an increase in product development and variable sales costs, including certain advertising expenses associated with certain of our license agreements (see below). We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handing costs were $5,314,000 and $4,741,000 for 2006 and 2005, respectively. The increase in 2006 was mainly due to variable shipping costs, including compensation and packaging supplies, associated with higher net sales. The decrease in administrative expense was due mainly to reductions in professional fees, certain fringe-benefit expenses, insurance, and travel costs. The decrease in both selling and administrative expenses expressed as a percentage of net sales was due mainly to certain fixed costs that do not vary directly with net sales.

Our license agreements also generally include minimum advertising and promotional spending requirements. Advertising and promotional costs charged to selling expense in support of our men's accessories business, exclusive of cooperative advertising and display expenditures (which are included in net sales and cost of sales, respectively), totaled 2.4% of net sales for the year ended December 31, 2006 compared to 2.1% in 2005.

Gain/Loss on Lease Termination, Restructuring Expenses and Other

During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility $925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004 (see below). As a result of this prepayment, we recorded a gain of $75,000 during fiscal 2005's first quarter to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid. The gain is stated separately in our statement of income.

Interest Expense

Net interest expense for the year ended December 31, 2006 increased $393,000 or 31.2% compared to 2005. The increase was due to higher average outstanding revolving credit balances during 2006 compared to 2005, as well as an increase of approximately 175 basis points in our average borrowing rate (see "Liquidity and Capital Resources"). The increase in average borrowings during 2006 was due to a planned increase in inventories in anticipation of increased sales, particularly during the fall selling season.

2005 vs. 2004

Net sales

Net sales for the year ended December 31, 2005 increased by $4,627,000 or 5.0% compared to 2004. The increase was mainly due to increases in net sales for both our men's jewelry and belt merchandise collections offset in part by decreased net sales of personal leather goods items. During 2005, our jewelry net sales increased 38.2% compared to 2004, as we were able to capitalize on menswear fashion trends that continued to emphasize a more dressy look, including French cuff shirts and related accessories. Jewelry net sales increased in virtually every brand and distribution channel, and we launched several new merchandise programs during the year. Net sales of our belt merchandise rose 7.3% in 2005, primarily due to a number of new branded and private label merchandise programs for certain department and specialty store retailers that were launched during the fall selling season, as well as decreased customer returns. The increase in belt net sales during 2005 was also due in part to higher net sales of our "Kenneth Cole" branded belt merchandise and increased net sales of both new and existing private label merchandise collections to certain major customers.

Personal leather goods net sales decreased 11.7% in 2005 compared to 2004. The decrease was primarily due to the loss of a certain merchandise program for one of our chain store customers. Exclusive of this loss, net sales for our personal leather goods lines would have declined 1.5%. Increased shipments for our "Guess?", "Geoffrey Beene", and "Pierre Cardin" merchandise collections were generally offset by reductions in certain other branded and private label programs sold mainly to department store customers.

Net sales to international customers increased 13.1% during 2005 due mainly to higher shipments of belt and personal leather goods merchandise. Export net sales accounted for approximately 8% of our total net sales during 2005 compared to approximately 7% in 2004.

Net sales in both 2005 and 2004 were favorably affected by the annual returns adjustment made during each year's second quarter. Each month, we reduce net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $814,000 and $1,703,000 for the years ended December 31, 2005 and 2004, respectively. Our actual returns experience during both the spring 2005 and spring 2004 seasons was better than anticipated compared to the reserves established at December 31, 2004 and December 31, 2003, respectively, principally due to lower than expected customer returns for men's leather goods and belts. The reserve at December 31, 2004 assumed additional returns would be received during the spring 2005 season in connection with the launch of a new

personal leather goods program. While actual returns for this merchandise category did increase 58% during the spring 2005 season compared to the prior year, returns were less than originally anticipated due to heavier in-store promotional expenditures that accelerated retail sales of the existing merchandise. We established our reserve for returns at December 31, 2004 based on our estimates of merchandise to be received during the spring 2005 season which was generally shipped to retailers for the 2004 fall and holiday selling seasons.

Gross profit

Gross profit for the year ended December 31, 2005 increased by $2,146,000 or 7.0% to $32,866,000 compared to the prior year's gross profit of $30,720,000. Gross profit expressed as a percentage of net sales in 2005 was 33.6% compared to 32.9% in 2004.

The increase in gross profit both in dollars and as a percentage of net sales during 2005 was due to an increase in relatively high-margin jewelry net sales, offset in part by lower net sales and initial markups for our personal leather goods lines, higher inventory-related costs for belts, and increased merchandise display expenditures. In 2005, jewelry net sales accounted for approximately 17% of total company net sales compared to approximately 13% in 2004. Provisions for in-store markdown and cooperative advertising expenditures, which are included in our net sales, generally increased during 2005 reflecting variable costs associated with certain new business opportunities. However, these costs were partially offset by a reduction in the provision for customer returns (see above "Net Sales" discussion).

The reduction in initial markup for personal leather goods was mainly due to an adverse sales mix that led to an increase in net sales for certain lower-margin merchandise assortments and a decrease in others. Inventory-related costs for belts increased during 2005 mainly due to year-end markdowns taken on discontinued and excess inventory. We routinely assess our on-hand inventory position and record valuation adjustments as appropriate.

Royalty charges associated with the Company's license agreements increased 6.1% in 2005 but were unchanged expressed as a percentage of net sales. The increase in dollars was due to higher net sales of merchandise sold under licensed tradenames and in certain circumstances, increases in our contractual minimum royalty obligations.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $569,000 and $911,000 for the years ended December 31, 2005 and 2004, respectively.

Selling and Administrative Expense

Selling and administrative expenses for the year ended December 31, 2005 decreased $220,000, or less than 1%, compared to the prior year. Selling and administrative expense expressed as a percentage of net sales declined to 28.6% from 30.3% in 2004. The decrease in our selling and administrative expenses was due to lower professional fees, reduced administrative compensation and fringe benefit costs, and lower telecommunications and software licensing and maintenance expenses, all offset in part by higher product development and merchandising costs and increased warehouse, shipping, and other variable expenses associated with the increase in net sales. The decrease in professional fees during 2005 reflects unusually high costs that were incurred during 2004 in connection with the negotiation and closing of a new revolving credit agreement and other financing-related activities.

Selling expenses increased by $1,081,000, or 5.4%, while administrative expenses decreased by $1,301,000, or 15.8%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 21.6% and 21.5% for fiscal 2005 and 2004, respectively, and administrative expenses totaled 7.1% and 8.8% for fiscal 2005 and 2004, respectively. The increase in selling expense as a percentage of net sales was principally due to the increase in product development and variable sales costs, offset in part by the effect of higher net sales. We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handing costs were $4,741,000, $4,241,000, and $4,747,000 for 2005, 2004 and 2003, respectively. The increase in 2005 was mainly due to variable shipping costs, including compensation and packaging supplies, associated with higher net sales. The decrease in administrative expense as a percentage of net sales was due mainly to higher net sales.

Our license agreements also generally include minimum advertising and promotional spending requirements. Advertising and promotional costs charged to selling expense in support of our men's accessories business, exclusive of cooperative advertising and display expenditures (which are included in net sales and cost of sales, respectively), totaled 2.1% of net sales for the year ended December 31, 2005 compared to 2.6% in 2004.

Gain/Loss on Lease Termination, Restructuring Expenses and Other

During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility $925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004 (see below). As a result of this prepayment, we recorded a gain of $75,000 during the first quarter to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid. The gain is stated separately in our statement of income.

During the first quarter of 2004, we entered into an agreement with the landlord of our former Norwalk facility under which the lease for that facility was terminated effective April 1, 2004. We paid $250,000 to the landlord upon the signing of the termination agreement and an additional $250,000 on April 30, 2004. The agreement also provided for payments to the landlord of an additional $1,000,000, in installments, during the period from January 2005 through March 2006. Our estimated aggregate remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000. During 2004, we recorded a net gain of $1,090,000 consisting of a $3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by $2,084,000 in costs related to the lease termination (including $1,500,000 in lease termination costs, $455,000 in asset impairment charges, and $129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in the Company's statement of income. As noted above, we settled all of the remaining obligations under the termination agreement during the first quarter of 2005.

During the fourth quarter of 2004, we also recorded a non-cash impairment charge of $362,000 in connection with certain fixed assets associated with our former jewelry manufacturing facility and administrative offices located in Attleboro, Massachusetts. The impairment charge was stated separately in our statement of income for the year ended December 31, 2004. We ceased our jewelry manufacturing operations in 2000 but until the fourth quarter of 2004, the Attleboro building continued to house our main administrative offices. We consolidated our remaining administrative staff into our Taunton, Massachusetts location during the fourth quarter of 2004. During the quarter ended June 30, 2006, we completed the sale of our Attleboro facility to the Attleboro Redevelopment Authority (the "ARA"), which purchased the property for nominal consideration.

Interest Expense

Net interest expense for the year ended December 31, 2005 decreased $360,000 or 22.2% compared to 2004. The decrease was due to the expense of $589,000 recorded in 2004 associated with the write-off of deferred financing costs, early termination fees and other charges related to the termination of a previous financing agreement. Exclusive of this charge, net interest expense would have increased $229,000 or 22.2% compared to 2004. The increase is due to higher average outstanding revolving credit balances during 2005 compared to 2004, as well as an increase of approximately 121 basis points in our average borrowing rate (see "Liquidity and Capital Resources"). The increase in average borrowings during 2005 was due to higher inventories required to support increased sales, particularly during the fall selling season.

Provision for Income Taxes

We recorded an income tax benefit of $4,203,000 for the year ended December 31, 2006 compared to an income tax provision of $30,000 in the prior year. During fiscal 2001, we began recording a valuation reserve against all of our deferred tax assets. In accordance with the criteria established in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), we regularly assess the status of the valuation allowance based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance. The release of the valuation allowance resulted in a net income tax benefit in 2006. In fiscal 2005, we recorded a current income tax provision of $30,000 and recorded no income tax

provision or benefit during 2004. During both 2005 and 2004, we utilized certain of our deferred tax assets (which had been fully reserved) to offset the majority of our income tax liability for those years.

Promotional Expenditures

We routinely make advertising and promotional expenditures to enhance our business and support the advertising and promotion activity of our licensors. Promotional expenditures included in selling and administrative expenses increased by $739,000 in 2006 compared to 2005 and decreased by $348,000 in 2005 compared to 2004. Promotional expenditures as a percentage of net sales were 2.4% and 2.1% in 2006 and 2005, respectively. We also make expenditures in support of cooperative advertising arrangements with certain of our retail customers. These expenses, which are included in net sales, increased $274,000 and $512,000 in 2006 and 2005, respectively, both as compared to the corresponding prior year amounts. Expenditures for merchandise displays and fixturing, which we include in cost of sales, decreased $181,000 in 2006 and increased $473,000 in 2005 compared to the prior year amounts.

Liquidity and Capital Resources

Cash provided by operations in 2006 was $1,726,000 compared to $2,805,000 in 2005. Cash was provided in 2006 principally by net income, depreciation and amortization, decreases in deferred taxes, and increases in accounts and income taxes payable. Cash provided during 2006 was offset partially by the decrease in the deferred tax asset valuation allowance, increases in accounts receivable and inventories and decreases in other long-term obligations and deferred credits. The increases in inventory during both 2006 and 2005 were due to additional purchases we made during the year to support anticipated increases in sales. The increase in accounts receivable was also due to higher net sales, principally during our fall selling season. Net sales increased 21.6% in 2006 and 5.0% in 2005, both as compared to the prior years. The increases in accounts payable during 2006 and 2005 were mainly due to increased inventory purchases, particularly during the fall season, in response to higher sales.

Cash used in investing activities was $270,000 in 2006 compared to cash provided of $61,000 during 2005. Cash was used in 2006 for capital expenditures and premiums on life insurance policies. Cash was provided in 2005 by the proceeds of life insurance policies used to fund certain employee benefits for retired executives, offset in part by cash used for capital expenditures and premiums on life insurance policies.

Cash used in financing activities was $1,062,000 in 2006 compared to $3,094,000 in 2005. In both years, cash was used primarily for net repayments of borrowings under our revolving credit agreement and for the purchase of Treasury stock.

Working capital financing is provided primarily by cash flows from operating activities and a $25,000,000 Loan and Security Agreement signed on June 30, 2004 (the "2004 Loan Agreement") with Wells Fargo Foothill, Inc ("WFF"), which has a maturity date of June 30, 2009. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly earnings before interest, taxes, depreciation, and amortization requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus 1.25% or at WFF's LIBOR rate plus 3.75%. We also are required to pay a monthly unused line fee of .5% of the maximum revolving credit amount less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. At December 31, 2006 and 2005, we had unused lines of $20,449,000 and $16,513,000, respectively. During 2006, the 2004 Loan Agreement was amended to temporarily increase the maximum amount of borrowings to $28,000,000 during the period from September 1, 2006 through December 31, 2006. The maximum amount of borrowings reverts to $25,000,000 on January 1, 2007. As of December 31, 2006, we were in compliance with all covenants contained within the 2004 Loan Agreement.

On April 1, 2004, Marshall Tulin, our former Chairman and a director of the Company, loaned $350,000 to the Company pursuant to the terms of a subordinated promissory note, as amended and restated as of June 30, 2004 (the "Note") issued by the Company to Mr. Tulin. On November 12, 2005, Mr. Tulin died. John Tulin, Chief Executive Officer and a director of the Company, and James Tulin, Senior Vice President and a director of the Company, both sons of Marshall Tulin, are co-executors of Mr. Tulin's estate (the "Estate"). On June 30, 2006, the Estate exercised its option to convert the Note into 116,666 shares of our Common Stock pursuant to a formula set forth in the Note.

During the normal course of business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our 2004 Loan Agreement. The seasonal nature of our business typically requires that we build inventories during the course of the year in anticipation of heavy shipments to retailers during the upcoming holiday season. Accordingly, our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our 2004 Loan Agreement is presently the prime rate plus a margin of 1.25% or LIBOR plus a margin of 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We are also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products.

In the ordinary course of business, we are contingently liable for performance under letters of credit of approximately $146,000 at December 31, 2006. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

The following chart summarizes our contractual obligations as of December 31, 2006 (in thousands):

	Payments due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating leases	$ 8,725	$ 2,307	$ 4,599	$ 1,770	$ 49
Minimum royalty and advertising payments required under License Agreements	19,890	9,347	10,429	114	-
Postretirement benefits	3,860	364	762	784	1,950
Deferred compensation	349	139	210	-	-
Total	**$ 32,824**	**$ 12,157**	**$ 16,000**	**$ 2,668**	**$ 1,999**

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

Capital Expenditures

We expect that cash from operations and availability under our 2004 Loan Agreement will be sufficient to fund our ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies.

Forward Looking Statements

Certain of the preceding paragraphs contain "forward looking statements" which are based upon current expectations and involve certain risks and uncertainties. Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, readers should note that these statements may be impacted by, and the Company's actual performance may vary as a result of, a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements, including, but not limited to, general economic and business conditions; competition in the accessories markets; potential changes in customer spending; acceptance of our product offerings and designs; the level of inventories maintained by our customers; the variability of consumer spending resulting from changes in domestic economic activity; a highly promotional retail environment; any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements; and the impact of the hostilities in the Middle East and the possibility of hostilities in other geographic areas as well as other geopolitical concerns. Accordingly, actual results may differ materially from such forward-looking statements. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. We assume no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 123 (revised 2004, "SFAS 123R"), "*Share-Based Payment.*" SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies are no longer permitted to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees". Instead, companies are now required to account for such transactions using a fair-value method and recognize the expense in the statement of income. We adopted SFAS 123R under the modified prospective method effective January 1, 2006. Under that method, compensation cost is recognized for share-based payments granted prior to January 1, 2006 but not yet vested, based on the grant date fair value estimated in accordance with the provisions of SFAS 123. The results for prior periods are not restated. Stock options issued by us previously to certain executives and non-employee directors under either our 1998 Equity Incentive Compensation Plan or 1994 Non-Employee Director Plan respectively, vested immediately. We did not grant any stock options during the fiscal year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes.*" FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our financial condition, results of operations, or cash flows but do not expect that it will have a material impact.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of the adoption of SFAS 157 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of defined benefit and other postretirement plans (other than a multiemployer plan) as an asset or liability on its balance sheet. Actuarial gains and losses and prior service costs and credits that have not yet been recognized as a component of net periodic benefit cost as of the statement adoption date are recorded as a component of accumulated other comprehensive income. SFAS 158 also modifies the required disclosures in the notes to the financial statements. SFAS 158 is effective as of the end of fiscal years ending after December 15, 2006. We adopted SFAS 158 and included its impact in our financial condition, results of operations, and cash flows for 2006 (see Note G).

In September 2006, the SEC staff issued Staff Accounting Bulletin 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial statement misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We adopted SAB 108 but are not aware of any misstatements that would have required the consideration of the effect of SAB 108 on our financial condition, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS 159") including an amendment of FASB Statement No. 115. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently assessing the impact of SFAS 159 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

Quantitative and Qualitative Disclosures about Market Risk.

We sell products primarily to major retailers within the United States. Our three largest customers combined accounted for approximately 48%, 38% and 37%, respectively, of trade receivables (gross of allowances) at December 31, 2006, 2005, and 2004, respectively.

In the normal course of our business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our revolving credit line. The seasonal nature of our business typically requires us to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. Our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our revolving credit facility is presently the prime rate plus 1.25% or LIBOR plus 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We also are theoretically exposed to market risk with respect to changes in the value of certain foreign currencies and the global price level of certain commodities used in the production of our products. We purchase substantially all of our men's personal leather items and belts from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Swank, Inc.
Taunton, Massachusetts

We have audited the accompanying balance sheets of Swank, Inc. (the "Company") as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swank, Inc. at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP
Boston, Massachusetts
March 30, 2007

Swank, Inc.

Balance Sheets as of December 31,
(Dollars in thousands)

Assets	**2006**	**2005**
Current:		
Cash and cash equivalents	**$ 899**	$ 505
Accounts receivable, less allowances of $6,196 and $5,241, respectively	**14,820**	11,262
Inventories, net:		
Raw materials	**-**	143
Work in process	**1,213**	1,466
Finished goods	**17,917**	13,266
Total inventories, net	**19,130**	14,875
Deferred taxes, current, net of valuation allowance of $0 and $2,405	**2,459**	-
Prepaid and other current assets	**761**	741
Total current assets	**38,069**	27,383
Property, plant and equipment, at cost:		
Land and buildings	**29**	29
Machinery, equipment and software	**1,032**	1,042
Leasehold improvements	**424**	418
Total property, plant and equipment at cost	**1,485**	1,489
Less accumulated depreciation	**1,088**	1,014
Total property, plant and equipment, net	**397**	475
Deferred taxes, noncurrent, net of valuation allowance of $0 and $5,405	**3,161**	-
Other assets	**3,502**	3,463
Total noncurrent assets	**7,060**	3,938
Total Assets	**$ 45,129**	$ 31,321

Liabilities		
Current:		
Note payable to bank	**$ 7,405**	$ 8,264
Current portion of long-term obligations	**665**	1,000
Accounts payable	**4,016**	4,346
Accrued employee compensation	**1,550**	639
Accrued royalties payable	**996**	872
Income taxes payable	**1,034**	305
Convertible note due to related party	**-**	350
Other current liabilities	**1,565**	1,670
Total current liabilities	**17,231**	17,446
Total long-term obligations, net of current portion	**6,332**	5,817
Total Liabilities	**23,563**	23,263
Commitments and contingencies		
Stockholders' Equity		
Preferred stock, par value $1.00		
Authorized - 1,000,000 shares	**-**	-
Common stock, par value $.10		
Authorized -- 43,000,000 shares		
Issued - 6,380,379 and 5,908,712 shares, respectively	**638**	591
Capital in excess of par value	**1,823**	1,460
Retained earnings	**20,439**	6,450
Accumulated other comprehensive (loss)	**(730)**	(102)
Treasury stock at cost, 305,680 and 176,791 shares, respectively	**(604)**	(341)
Total Stockholders' Equity	**21,566**	8,058
Total Liabilities and Stockholders' Equity	**$ 45,129**	$ 31,321

The accompanying notes are an integral part of the financial statements

Swank, Inc.

Statements of Income

For Each of the Three Years Ended December 31, (In thousands, except share and per share data)	**2006**	2005	2004
Net sales	**$ 119,059**	$ 97,914	$ 93,287
Cost of goods sold	**77,669**	65,048	62,567
Gross profit	**41,390**	32,866	30,720
Selling and administrative expenses	**29,950**	28,036	28,256
(Gain) on lease termination, restructuring expenses, and other	-	(75)	(728)
Income from operations	**11,440**	4,905	3,192
Interest expense, net	**1,654**	1,261	1,621
Income before (benefit) provision for income taxes	**9,786**	3,644	1,571
(Benefit) provision for income taxes	**(4,203)**	30	-
Net income	**$ 13,989**	$ 3,614	$ 1,571
Share and per share information:			
Weighted average common shares outstanding -- basic	**5,883,219**	5,620,160	5,522,490
Basic net income per common share	**$ 2.38**	$ .64	$ .28
Weighted average common shares outstanding -- diluted	**5,938,345**	6,160,492	6,007,594
Diluted net income per share	**$ 2.36**	$ .59	$ .26

The accompanying notes are an integral part of the financial statements

Swank, Inc.

Statements of Changes in Stockholders' Equity and Comprehensive Income

For Each of the Three Years Ended December 31, 2006, 2005 and 2004 (Dollars in thousands)	Common Stock, Par Value $.10 Shares	Common Stock, Par Value $.10 Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 2003	5,633,712	$ 563	$ 1,440	$ 1,265	$ (92)	111,222	$ (236)	$ 2,940	
Net income				1,571				1,571	$ 1,571
Other comprehensive income:									
Change in minimum pension liability					30			30	30
Unrealized gain on securities available for sale					6			6	6
Total comprehensive income									$ 1,607
Balance, December 31, 2004	5,633,712	563	1,440	2,836	(56)	111,222	(236)	4,547	
Net income				3,614				3,614	$ 3,614
Exercise of stock options	275,000	28	20			18,694	(30)	18	
Partial repayment of loan to ESOP						46,875	(75)	(75)	
Other comprehensive (loss):									
Change in minimum pension liability					(44)			(44)	(44)
Unrealized (loss) on securities available for sale					(2)			(2)	(2)
Total comprehensive income									$ 3,568
Balance, December 31, 2005	5,908,712	591	1,460	6,450	(102)	176,791	(341)	8,058	
Net income				**13,989**				**13,989**	**$ 13,989**
Exercise of stock options	**355,001**	**35**	**25**					**60**	
Common stock repurchased						**78,812**	**(183)**	**(183)**	
Converted debt	**116,666**	**12**	**338**					**350**	
Partial repayment of loan to ESOP						**50,077**	**(80)**	**(80)**	
Other comprehensive (loss):									
Change in minimum pension liability					**(14)**			**(14)**	**(14)**
Unrealized (loss) on securities available for sale					**(19)**			**(19)**	**(19)**
SFAS No. 158 adjustment, net of tax of $307					**(595)**			**(595)**	**(595)**
Total comprehensive income									**$ 13,361**
Balance, December 31, 2006	**6,380,379**	**$ 638**	**$ 1,823**	**$ 20,439**	**$ (730)**	**305,680**	**$ (604)**	**$ 21,566**	

The accompanying notes are an integral part of the financial statements

Swank, Inc.

Statements of Cash Flows

(Dollars in thousands)

For Each of the Three Years Ended December 31,	**2006**	2005	2004
Cash flow from operating activities:			
Net income	**$ 13,989**	$ 3,614	$ 1,571
Adjustments to reconcile net income to net cash provided by operations:			
Provision (recoveries) for bad debt	**127**	63	(13)
Depreciation and amortization	**207**	233	351
Amortization of deferred gain on sale of building	**-**	-	(117)
(Gain) on lease termination	**-**	(75)	(1,544)
Loss on early termination of short-term debt	**-**	-	409
Loss on disposition/impairment of fixed assets	**13**	-	817
Decrease in cash surrender value of life insurance	**24**	26	67
Decrease in deferred income tax	**2,346**	-	-
(Decrease) in deferred income tax valuation allowance	**(7,810)**	-	-
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(3,685)**	19	1,432
(Increase) decrease in inventories	**(4,255)**	(771)	421
Decrease (increase) in prepaid and other assets	**24**	(229)	461
Increase in accounts payable, accrued and other liabilities	**265**	837	90
Increase (decrease) in income taxes payable	**729**	(135)	14
(Decrease) increase in other long-term obligations and deferred credits	**(248)**	(777)	148
Net cash provided by operations	**1,726**	2,805	4,107
Cash flow from investing activities:			
Capital expenditures	**(53)**	(120)	(319)
Proceeds from sales of equipment	**-**	-	255
Proceeds from surrender of life insurance policies	**-**	429	-
Premiums on life insurance	**(217)**	(248)	(202)
Net cash (used in) provided by investing activities	**(270)**	61	(266)
Cash flow from financing activities:			
Borrowings under revolving credit agreements	**54,111**	49,986	51,560
Payments of revolving credit obligations	**(54,970)**	(53,023)	(55,315)
Costs to obtain new financing	**-**	-	(430)
Note due to affiliate	**-**	-	350
Treasury stock received	**(263)**	(105)	-
Proceeds from stock option exercises	**60**	48	-
Net cash (used in) financing activities	**(1,062)**	(3,094)	(3,835)
Net increase (decrease) in cash and cash equivalents	**394**	(228)	6
Cash and cash equivalents at beginning of year	**505**	733	727
Cash and cash equivalents at end of year	**$ 899**	$ 505	$ 733
Cash paid during the year for:			
Interest	**$ 1,647**	$ 1,237	$ 1,609
Income taxes	**$ 284**	$ 102	$ 131
Supplemental non-cash disclosure:			
Conversion of convertible note to common stock	**$ 350**	$ -	$ -

The accompanying notes are an integral part of the financial statements

Notes to Financial Statements

A. The Company

The Company is currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. These products are sold both domestically and internationally, principally through department stores, and also through a wide variety of specialty stores and mass merchandisers. The Company also operates a number of factory outlet stores primarily to distribute excess and out of line merchandise.

B. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of Swank, Inc. Amounts are in thousands except for share and per share data.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, which are all accounted for in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists" and Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products", are provided for at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Cash and Cash Equivalents

For purposes of the statements of cash flows, we consider all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Allowances for Accounts Receivable

Our allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts are reflected in selling and administrative expenses. We perform ongoing credit evaluations of our customers and maintain allowances for potential bad debt losses. We do not typically require collateral from our customers. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of our share of certain promotions by our retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 2006, 2005 and 2004 were $127,000, $63,000 and $(13,000), respectively.

Concentration of Credit Risk

We sell products primarily to major retailers within the United States. Our three largest customers combined accounted for approximately 48%, 38% and 37%, respectively, of trade receivables (gross of allowances) at December 31, 2006, 2005, and 2004, respectively.

In fiscal 2006, net sales to our three largest customers, Federated Department Stores, Inc. ("Federated"), Kohl's Department Stores ("Kohl's") and TJX Companies, Inc. ("TJX"), accounted for approximately 24%, 13%, and 10%, respectively, of our net sales. In both fiscal 2005 and fiscal 2004, Federated, TJX and Kohl's accounted for approximately 23%, 10% and 10%, respectively, of net sales. No other customer accounted for more than 10% of net sales during fiscal years 2006, 2005 or 2004. Exports to foreign countries accounted for approximately 7%, 8%, and 7% of net sales in fiscal years 2006, 2005 and 2004, respectively.

In the normal course of our business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our revolving credit line. The seasonal nature of our business typically requires us to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. Our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our revolving credit facility is presently the prime rate plus 1.25% or LIBOR plus 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We also are theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We purchase substantially all of our men's personal leather items and belts from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results.

We purchase substantially all of our small leather goods, principally wallets, from a single supplier in India. Unexpected disruption of this source of supply could have an adverse effect on our small leather goods business in the short-term depending upon our inventory position and on the seasonal shipping requirements at that time. However, we believe that alternative sources for small leather goods are available and could be utilized by us within several months. We also purchase substantially all of our finished belts and other accessories from a number of suppliers in the United States and abroad. We believe that alternative suppliers are readily available for substantially all such purchased items.

Inventories

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Property Plant and Equipment

Property, plant and equipment are stated at cost. We provide for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

We review the carrying value of our long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* whenever events and circumstances indicate that the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If such assets are considered impaired, the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved.

Other Assets

Other Assets includes approximately $87,000 in restricted cash in connection with a security deposit associated with a sublease for certain of our leased property.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximated fair value as of December 31, 2006 and 2005. Included on the balance sheet in prepaid and other current assets are securities available for sale, stated at fair market value, of approximately $13,000 at December 31, 2005 and 2004.

Advertising Costs

The Company charges advertising costs to expense as they are incurred. Total expenditures charged to advertising expense during 2006, 2005, and 2004 were $2,752,000, $2,019,000, and $2,367,000, respectively.

Shipping and Handling Costs

We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handing costs were $5,314,000, $4,741,000, and $4,241,000 for 2006, 2005 and 2004, respectively.

Environmental Costs

In accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note I to the financial statements for additional discussion).

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. When necessary, a valuation allowance is recorded to reflect the estimated realization of the deferred tax asset.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (revised 2004, "SFAS 123R"), "*Share-Based Payment.*" SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies are no longer permitted to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees". Instead, companies are now required to account for such transactions using a fair-value method and recognize the expense in the statement of income. We adopted SFAS 123R under the modified prospective method effective January 1, 2006. Under that method, compensation cost is recognized for share-based payments granted prior to January 1, 2006, but not yet vested, based on the grant date fair value estimated in accordance with the provisions of SFAS 123. The results for prior periods are not restated. Stock options issued by us previously to certain executives and non-employee directors under either our 1998 Equity Incentive Compensation Plan or 1994 Non-Employee Director Plan (the "1994 Director Plan") respectively, vested immediately (see Note H). We did not grant any stock options during the fiscal year ended December 31, 2006.

Prior to the adoption of SFAS 123R, we accounted for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related interpretations. Share-based employee compensation costs related to stock options granted during 2005 and 2004 were not reflected in net income, as all such options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant and vested immediately. The options granted during 2005 and 2004 were non-qualified option grants issued under the 1994 Director Plan.

The following table illustrates the effect on net income and earnings per share for the fiscal year ended December 31, 2005 and 2004 as if we had applied the fair value recognition provisions of SFAS 123, "*Accounting for Stock-Based Compensation*," for the grant of stock options:

For each year ended December 31, (Dollars in thousands except per share amounts)	2005	2004
Net income as reported	$ 3,614	$ 1,571
Add: Stock-based employee compensation included in reported net income, net of related tax effects	-	-
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(4)	(1)
Pro forma net income	$ 3,610	$ 1,570
Basic net income per common share as reported	$ .64	$ .28
Basic net income per common share pro forma	.64	.28
Diluted net income per common share as reported	$ .59	$ .26
Diluted net income per common share pro forma	.59	.26

The following table provides the significant weighted average assumptions used in determining the estimated fair value at the date of grant under the Black-Scholes option-pricing model of the awards granted during 2005 and 2004:

	December 31, 2005	December 31, 2004
Expected volatility	99.0%	99.0%
Weighted average volatility	99.0%	99.0%
Risk free rate	6.5%	6.5%
Expected life (in years)	5.0	5.0
Expected dividend yield	-	-

The expected volatility was based on historical volatility for a period approximating the award's expected life. The risk-free rate was based on the U.S. Treasury Bill rate in effect at the time of grant. The expected life (estimated period of time outstanding) of awards granted was estimated using the historical exercise behavior of employees. Under the terms of our loan agreement with Wells Fargo Foothill, Inc., we are prohibited from paying dividends.

Net Income per Share

Net income per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by our employee stock ownership plan and deemed to be allocated to participants. Net income per share assuming full dilution includes the effects of options and convertible securities issued by the Company. Diluted earnings per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is anti-dilutive. Potentially dilutive common shares consist of the incremental common shares that would be issuable upon the assumed exercise of stock options and the conversion of convertible securities. We had options for 8,333 shares of common stock outstanding at December 31, 2006 with exercise prices ranging from $.18 to $1.60.

The following table sets forth the computation of net income per share (in thousands, except for share and per share data):

	Year Ended December 31,		
	2006	2005	2004
Numerator:			
Net income as reported	**$ 13,989**	$ 3,614	$ 1,571
Add back interest expense on convertible note, net of income taxes	**12**	24	4
Net income used for diluted earnings per share calculation	**$ 14,001**	$ 3,638	$ 1,575
Denominators:			
Shares used in computing basic net income per weighted average common share outstanding	**5,883,219**	5,620,160	5,522,490
Effect of dilutive securities	**55,126**	540,332	485,104
Shares used in computing net income per weighted average common share outstanding assuming dilution	**5,938,345**	6,160,492	6,007,594
Basic net income per weighted average common share outstanding	**$ 2.38**	$ .64	$ .28
Diluted net income per weighted average common share outstanding	**$ 2.36**	$ .59	$ .26

There were no anti-dilutive securities not included in the computation of diluted earnings per weighted average common share.

Comprehensive Income (Loss)

Reporting comprehensive income (loss) requires that certain items recognized under accounting principles generally accepted in the United States as separate components of stockholders' equity be reported as comprehensive income (loss) in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income (loss) by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Reportable other comprehensive income (loss) was $(628,000), $(46,000) and $36,000 in 2006, 2005 and 2004, respectively. Income (loss) in these years resulted primarily from adjustments associated with unrecognized actuarial gains and losses relating to our defined benefit plan and from unrealized gains (losses) on securities available for sale. Additionally, the comprehensive income recorded at December 31, 2006 includes a $595,000 adjustment to reflect the unfunded status of our post-retirement benefit plan in accordance with the provisions of SFAS No. 158 (see Note G).

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 123 (revised 2004, "SFAS 123R"), "*Share-Based Payment.*" SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies are no longer permitted to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees". Instead, companies are now required to account for such transactions using a fair-value method and recognize the expense in the statement of income. We adopted SFAS 123R under the modified prospective method effective January 1, 2006. Under that method, compensation cost is recognized for share-based payments granted prior to January 1, 2006 but not yet vested, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. The results for prior periods are not restated. Stock options issued by us previously to certain executives and non-employee directors under either our 1998 Equity Incentive Compensation Plan or 1994 Non-Employee Director Plan respectively, vested immediately. We did not grant any stock options during the fiscal year ended December 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect that the adoption of FIN 48 will have on our financial condition, results of operations, or cash flows but do not expect that it will have a material impact.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"). SFAS 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of the adoption of SFAS 157 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of defined benefit and other postretirement plans (other than a multiemployer plan) as an asset or liability on its balance sheet. Actuarial gains and losses and prior service costs and credits that have not yet been recognized as a component of net periodic benefit cost as of the statement adoption date are recorded as a component of accumulated other comprehensive income. SFAS 158 also modifies the required disclosures in the notes to the financial statements. SFAS 158 is effective as of the end of fiscal years ending after December 15, 2006. We adopted SFAS 158 and included its impact in our financial condition, results of operations, and cash flows for 2006 (see Note G).

In September 2006, the SEC staff issued Staff Accounting Bulletin 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial statement misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. We adopted SAB 108 but are not aware of any misstatements that would have required the consideration of the effect of SAB 108 on our financial condition, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS 159") including an amendment of FASB Statement 115. SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently assessing the impact of SFAS 159 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

C. Restructuring Charges

There were no restructuring charges during 2006. During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility $925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004 (see below). As a result of this prepayment, we recorded a gain of $75,000 during the first quarter to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid. The gain is stated separately in our statement of income.

During the first quarter of 2004, we entered into an agreement with the landlord of our former Norwalk facility under which the lease for that facility was terminated effective April 1, 2004. We paid $250,000 to the landlord upon the signing of the termination agreement and an additional $250,000 on April 30, 2004. The agreement also provided for payments to the landlord of an additional $1,000,000, in installments, during the period from January 2005 through March 2006. Our estimated aggregate remaining liabilities under the lease, had it not been terminated, would have been approximately $2,586,000. During 2004, we recorded a net gain of $1,090,000 consisting of a $3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by $2,084,000 in costs related to the lease termination (including $1,500,000 in lease termination costs, $455,000 in asset impairment charges, and $129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in our statement of income (as noted above, we settled all of the remaining obligations under the termination agreement during the first quarter of 2005).

During the second quarter of 2004, we recorded an expense of $589,000 in connection with the write-off of deferred financing costs, early termination fees and other charges related to the termination of the previous loan and security agreement. These expenses were included in interest expense in our 2004 statement of income.

During the fourth quarter of 2004, we also recorded a non-cash impairment charge of $362,000 in connection with certain fixed assets associated with our former jewelry manufacturing facility and administrative offices located in Attleboro, Massachusetts. The impairment charge was stated separately in our statement of income for the year ended December 31, 2004. We ceased our jewelry manufacturing operations in 2000 but until the fourth quarter of 2004, the Attleboro building continued to house our main administrative offices. We consolidated our remaining administrative staff into our Taunton, Massachusetts location during the fourth quarter of 2004. During the quarter ended June 30, 2006, we completed the sale of our former jewelry manufacturing facility located in Attleboro, Massachusetts to the Attleboro Redevelopment Authority (the "ARA"), which purchased the property for nominal consideration.

D. Short-Term Borrowings

(Dollars in thousands)	2006	2005
At December 31:		
Total lines	**$ 28,000**	$ 25,000
Weighted average interest rate	**9.50%**	8.50%
For the year:		
Monthly average borrowing outstanding	**15,627**	14,241
Maximum borrowing outstanding at any month end	**20,755**	19,091
Monthly interest rate (weighted average)	**10.23%**	8.38%
Balance outstanding at December 31	**7,405**	8,264

The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under our revolving credit facility for seasonal working capital needs.

The Company's revolving credit line is provided by Wells Fargo Foothill, Inc. ("WFF") under a $25,000,000 Loan and Security Agreement signed on June 30, 2004 (the "2004 Loan Agreement") which has a maturity date of June 30, 2009. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly EBITDA requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus 1.25% or at WFF's LIBOR rate plus 3.75% or 9.50% and 9.08%, respectively at December 31, 2006. We are required to pay a monthly unused line fee of .5% of the maximum revolving credit amount less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. During 2006, the 2004 Loan Agreement was amended to temporarily increase the maximum amount of borrowings to $28,000,000 during the period from September 1, 2006 through December 31, 2006 and reverts to $25,000,000 on January 1, 2007. As of December 31, 2006, we were in compliance with all covenants contained within the 2004 Loan Agreement.

During the quarter ended June 30, 2004, the Company recorded an expense of $589,000 in connection with the write-off of deferred financing costs, early termination fees and other charges related to the termination of a our previous loan and security agreement (see Note C, "Restructuring Costs"). These expenses are included in interest expense in our statement of income for 2004.

E. Income Taxes

The components of income taxes are as follows:
For each year ended December 31,
(Dollars in thousands)

Provision for income taxes:	**2006**	2005	2004
Currently payable:			
Federal	$ 915	$ 30	$ -
State	45	-	-
Deferred:			
Federal	(4,696)	-	-
State	(467)	-	-
	$ (4,203)	$ 30	$ -

Deferred tax provision (benefit):	**2006**	2005	2004
Deferred compensation	$ 92	$ 126	$ 135
Lease termination cost	-	395	(395)
Gain on sale of assets	-	-	1,405
Federal NOL carryforwards	1,676	486	(619)
State NOL carryforwards		79	547
AMT credit carryforwards	617	(30)	-
Other items	(274)	132	174
Valuation allowance	(7,810)	(1,188)	(1,247)
	$ (5,163)	$ -	$ -

A reconciliation of the Company's effective income tax rate is as follows:	**2006**	2005	2004
Statutory federal income tax rate	34.0%	34.0 %	34.0 %
State income taxes, net of federal tax benefit	5.7	-	5.1
Valuation allowance	(80.6)	(38.8)	(36.6)
Other items, net	(2.6)	5.6	(2.5)
Effective income tax rate	(43.5)%	.8 %	- %

Components of the net deferred tax asset:	**2006**	2005	2004
Deferred tax assets:			
Accounts receivable reserves	$ 1,115	$ 1,066	$ 1,041
Deferred compensation	134	226	352
Inventory capitalization	418	447	381
Postretirement benefits	1,982	1,723	1,531
Inventory reserves	253	182	362
Workman's compensation	65	58	137
Federal NOL carryforwards	-	1,676	2,162
State NOL carryforwards	470	1,006	1,085
AMT credit carryforwards	150	767	737
Environmental costs	434	527	546
Lease termination cost	-	-	395
SFAS # 158 adjustment	307	-	-
Other	292	279	394
Gross deferred asset	5,620	7,957	9,123
Deferred tax liabilities:			
Depreciation	(156)	(147)	(125)
Valuation allowance	-	(7,810)	(8,998)
Net deferred tax asset	$ 5,464	$ -	$ -

At December 31, 2006, we had utilized all our remaining federal net operating loss carryforwards which totaled approximately $5,108,000 at December 31, 2005 and have remaining state net operating loss carryforwards of approximately $7,076,000 which expire through 2010. The alternative minimum tax credit carryforward of approximately $150,000 at December 31, 2006, currently does not expire. These loss and credit carryforwards are available to reduce respectively, future federal and state taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

We recorded an income tax benefit of $4,203,000 for the year ended December 31, 2006 compared to an income tax provision of $30,000 in the prior year. During fiscal 2001, we began recording a valuation reserve against all of our deferred tax assets. In accordance with the criteria established in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), we regularly assess the status of the valuation reserve based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance. The release of the valuation allowance resulted in a net income tax benefit in 2006. In fiscal 2005, we recorded a current income tax provision of $30,000 and recorded no income tax provision or benefit during 2004. During both 2005 and 2004, we utilized certain of our deferred tax assets (which had been fully reserved) to offset the majority of our income tax liability for those years.

F. Long-Term Obligations

Long-term obligations at December 31, are as follows:

(Dollars in thousands)	**2006**	2005
Benefits under 1987 Deferred Compensation Plan and Postretirement benefits (See Note G)	**$ 5,344**	$ 4,976
Environmental liabilities (See Note I)	**1,098**	1,335
Supplemental death benefits	**26**	38
Obligation on property sublease	**374**	468
Deferred tax liability	**155**	-
Total long-term obligations, including current portion	**6,997**	6,817
Less current portion	**(665)**	(1,000)
Total long-term obligations	**$ 6,332**	$ 5,817

G. Employee Benefits

Effective January 1, 1994, we amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects management's continued desire to provide added incentives and to enable employees to acquire shares of our common stock. The cost of the Plan has been borne by the Company.

The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses associated with contributions to the Plan were $225,000, $122,000, and $218,000 in 2006, 2005 and 2004, respectively. At December 31, 2006 and 2005, the Plan held a total of 2,607,735 and 2,987,822 shares, respectively, of our outstanding common stock, including 39,337 shares at December 31, 2006 that have not been allocated to participants. The Plan held 39,337 unallocated shares at December 31, 2005. From time to time, we make loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. Total outstanding obligations due from the Plan at December 31, 2005 of $120,000 were repaid in 2006. There were no outstanding obligations due from the plan at December 31, 2006.

In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases will be made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by us to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. Since the repurchase plan was authorized in October 1999, the Plan has repurchased 96,666 shares. There were no shares purchased during 2006 or 2005.

We provide postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. We recognize the cost of postretirement benefits over the period in which they are earned and amortize the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

The following table sets forth a reconciliation of the beginning and ending balances of our postretirement benefits and defined benefits under our 1987 Deferred Compensation Plan described below:

For each year ended December 31, (Dollars in thousands)	**Postretirement Benefits**		**Defined Benefits**	
Change in Benefit Obligation	**2006**	2005	**2006**	2005
Benefit obligation at beginning of year:	**$ 6,170**	$ 6,043	**$ 572**	$ 892
Service cost	**14**	17	**-**	-
Interest cost	**274**	335	**20**	29
Participants' contributions	**-**	-	**-**	-
Amendments	**-**	-	**-**	-
Actuarial (gain) loss	**(1,258)**	278	**(2)**	(5)
Benefits paid	**(182)**	(503)	**(264)**	(344)
Benefit obligation at end of year	**$ 5,018**	$ 6,170	**$ 326**	$ 572
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ -**	$ -	**$ -**	$ -
Employer contributions	**182**	503	**264**	344
Participants' contributions	**-**	-	**-**	-
Benefits paid	**(182)**	(503)	**(264)**	(344)
Fair value of Plan assets at end of year	**$ -**	$ -	**$ -**	$ -
Funded status	**$ (5,018)**	$ (6,170)	**$ (326)**	$ (572)
Unrecognized actuarial loss (1)	**199**	1,457	**14**	44
Unrecognized transition obligation (1)	**689**	808	**-**	-
Accrued benefit cost (2)	**$ (4,130)**	$ (3,905)	**$ (312)**	$ (528)

(1) These amounts are included in accumulated other comprehensive (loss), net of tax on the balance sheets and have not yet been recognized as components of net periodic benefit cost.

(2) Amounts totaling $503,000 and $344,000 have been included in accrued employee compensation as of December 31, 2006 and 2005, respectively. The remaining balance has been included in long-term obligations as set forth in Note F.

In fiscal year 2007, we expect to recognize in net periodic pension cost, $119,000 of the unrecognized transition obligation. We do not expect to recognize any of the unrecognized actuarial loss because the $199,000 is within the 10% corridor of nonrecognition.

The weighted-average discount rate used in determining the accumulated benefit obligations was 6.00%, 5.50%, and 5.75% at December 31, 2006, 2005, and 2004, respectively. For measurement purposes, a 5.50% annual rate of increase in the per capita cost of covered Medicare Part B health care benefits is assumed for 2006 and all years thereafter. A 9.0% annual rate of increase in the per capita cost of AARP Medicare Supplemental Coverage is assumed for 2006. This rate is assumed to decrease gradually to 5.0% in 2010 and remain at that level thereafter. As of the current valuation date, all participants in the Pre-65 Continuation of Medical Coverage program are age 65 or older, therefore, no valuation is presented.

The weighted-average discount rate used in determining the accumulated benefit obligations of the defined benefit plan was 5.00%, 4.50%, and 4.00% at December 31, 2006, 2005, and 2004, respectively. Net periodic pension costs for the fiscal years ended December 31, 2006, 2005 and 2004 were determined using discount rates of 4.50%, 4.00% and 4.00%, respectively.

Net periodic postretirement and defined benefit cost for 2006, 2005 and 2004 included the following components:

(Dollars in thousands)	Postretirement Benefits			Defined Benefits		
For each year ended December 31,	**2006**	2005	2004	**2006**	2005	2004
Service cost	**$ 14**	$ 17	$ 16	**$ -**	$ -	$ -
Interest cost	**274**	335	337	**20**	29	42
Recognized actuarial loss	**-**	51	78	**28**	30	30
Amortization of transition obligation	**119**	119	119	**-**	-	-
Net periodic benefit costs included in selling and administrative expenses	**$ 407**	$ 522	$ 550	**$ 48**	$ 59	$ 72

We have multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life insurance benefits are fully insured through group life coverage and the remaining life benefits are self-insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age 60 with ten years of service. Proceeds from these contracts are expected to be adequate to fund our obligations. The cost of these contracts is included in the annual postretirement cost shown above.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $3,000 and the postretirement benefit obligation by $56,000 respectively, while a one-percentage point increase would increase the total of service and interest cost by $3,000 and the postretirement benefit obligation by $62,000, respectively.

In 1987, we adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants. In 1999, we determined that it would be advantageous to place all remaining participants in the 1987 Plan who were not currently receiving benefits into payout status, effective January 1, 2000. Participants will receive benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan by the end of 2009.

We use loans against the policy cash values to pay part or all of the annual life insurance premiums, except for the variable life policies. The life insurance policies state that we have the legal right of offset. The aggregate gross cash surrender value of all policies was approximately $5,256,000 and $5,050,000 at December 31, 2006 and 2005, respectively, which is included in other assets, net of policy loans aggregating approximately $2,076,000 and $1,986,000 respectively. We presently have no intention of repaying any policy loans and expect that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $110,000, $151,000 and $100,000 in 2006, 2005 and 2004, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 5.4%, 6.6%, and 4.0% at December 31, 2006, 2005 and 2004, respectively.

In September 2006, the FASB issued SFAS 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)."* SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on our balance sheet at December 31, 2006 has been included in the accompanying financial statements. SFAS 158 did not have an effect on our financial statements in the prior periods presented.

SFAS 158 required the Company to recognize the funded status (the difference between the fair value of the plan assets and the projected benefit obligations) of its pension and other post-retirement plans in the December 31, 2006 balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption reflects the unrecognized net obligation at transition and the net unrecognized actuarial (losses) which were previously netted against the plan's funded status on our balance sheet pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to our historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a

component of other comprehensive income. These amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amount recognized in accumulated other comprehensive income at adoption of SFAS 158.

The incremental effects of the adoption of the provisions of SFAS 158 on our balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on our statement of income for the year ended December 31, 2006 or for any prior period presented, and it will not affect the operating results in future periods.

(Dollars in thousands)	**Prior to Adopting SFAS 158**	**Effect of Adopting SFAS 158**	**As Reported**
Deferred tax asset	$ 5,313	$ 307	$ 5,620
Accrued post-retirement benefit and deferred compensation	4,456	902	5,358
Accumulated other comprehensive (loss), net of tax	(135)	(595)	(730)

No cash contributions in 2007 are expected for the benefit plans other than funding current benefit payments.

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure our benefit obligations at December 31, 2006.

(Dollars in thousands)	**Postretirement Benefits**	**Defined Benefits**
2007	$ 364	$ 139
2008	377	105
2009	385	105
2010	390	-
2011	394	-
2012 through 2016	1,950	-

H. Stock Options

In 1994, we established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 50,000 shares of common stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. No options were granted in 2006 as all of the remaining shares of common stock available under the directors' plan were granted during 2005. Options for 3,334 shares of common stock were granted under this plan for each of 2005 and 2004.

In April 1998, our stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits our Board of Directors to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. We granted options for 625,000 shares under the 1998 Plan in 2001. These shares vested immediately. No awards were granted by the Board in either 2006 or 2005. At December 31, 2006, a total of 375,000 shares of common stock remain available for future grants under the 1998 Plan.

The following table summarizes stock option activity for the years 2004 through 2006:

	Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	638,333	$ .20
Exercised	-	-
Forfeited	-	-
Expired	(3,333)	3.66
Granted	3,334	.38
Outstanding at December 31, 2004	638,334	$ .18
Exercised	(275,000)	.17
Forfeited	-	-
Expired	(3,334)	2.44
Granted	3,334	1.60
Outstanding at December 31, 2005	363,334	$ .19
Exercised	(355,001)	.17
Forfeited	-	-
Expired	-	-
Granted	-	-
Outstanding at December 31, 2006	**8,333**	**$ .79**

For options granted in 2005 and 2004, the Company used the Black-Scholes model to calculate the estimated weighted average fair values, assuming no dividends, which were approximately $1.23 and $.29, respectively, using a risk-free rate of 6.5%, an expected volatility of 99% and expected lives of 5 years.

Options outstanding as of December 31, 2006 were as follows:

Exercise Price	Shares Outstanding	Weighted Average Life (Years)	Weighted Average Price	Shares Exercisable	Weighted Average Price
$.18 - $1.60	**8,333**	**2.41**	**$ .79**	**8,333**	**$ .79**

At December 31, 2006 and 2005, all outstanding stock options were exercisable and the weighted-average exercise prices were $.79 and $.19, respectively.

A summary of option activity under the stock-based compensation plans as of December 31, 2006 and changes during the year then ended is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	363,334	$.19	.93	$ 440
Granted	-	-	-	-
Exercised	(355,001)	$.17	-	$1,113
Forfeited/ Expired	-	-	-	-
Outstanding at December 31, 2006	8,333	$.79	2.41	$ 64
Vested or expected to vest at December 31, 2006	8,333	$.79	2.41	$ 64
Exercisable at December 31, 2006	8,333	$.79	2.41	$ 64

All options granted under the both the 1998 Plan and the 1994 Director Plan are vested as of December 31, 2006.

The table above reflects 350,000 option shares exercised under the 1998 Plan at $.17 per share and 5,001 option shares exercised under the 1994 Director Plan at prices ranging from $.18 to $.37 per share during the year ended December 31, 2006. At December 31, 2006, there were 8,333 option shares issued, outstanding, and exercisable at prices ranging from $.18 to $1.60 per share under the 1994 Director Plan.

I. Commitments and Contingencies

We lease certain of our warehousing, sales and office facilities, automobiles and equipment under non-cancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expense amounted to $2,124,000, $2,241,000 and $2,455,000 in 2006, 2005 and 2004 respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

(Dollars in thousands)	
2007	$ 2,307
2008	2,246
2009	2,353
2010	1,507
2011	263
Thereafter	49
Total minimum payments	**$ 8,725**

During 2001, we completed a sale and lease-back for the Norwalk manufacturing facility. The sale-leaseback transaction resulted in a deferred gain of approximately $4,700,000 that was recorded on the Company's balance sheet at closing and until April 2004, was being amortized over the lease term. In 2004, the Company recorded amortization income as an offset to the related rent expense included in cost of goods sold of $156,000.

As more fully described in Note C, "Restructuring Charges", we terminated the lease on the Norwalk facility during the first quarter of 2004. We paid $250,000 to the landlord upon the signing of the termination agreement and an additional $250,000 on April 30, 2004. The termination agreement also provided for payments to the landlord of an additional $1,000,000, in installments, during the period from January 2005 through March 2006. We recorded a net gain on the termination of $1,090,000 consisting of a $3,348,000 gain associated with the recognition of the remaining balance of a deferred gain on real estate offset in part by $2,084,000 in costs related to the lease termination (including $1,500,000 in lease termination costs, $455,000 in asset impairment charges, and $129,000 for other plant closing expenses), and $174,000 in severance and related expenses recorded in connection with employee terminations. The net gain was stated separately in our statement of income for the year ended December 31, 2004. During the first quarter of 2005, we paid the landlord $925,000 to settle all of our remaining obligations under the termination agreement. and recorded a gain of $75,000 to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid.

We own the rights to various patents, trademarks, trade names and copyrights and have exclusive licenses in the United States and, in some instances, in certain other jurisdictions. Our "Kenneth Cole", "Tommy Hilfiger", "Nautica", "Geoffrey Beene", "Claiborne", "Guess?", "Ted Baker", "Chaps", "Pierre Cardin", "Donald Trump", "Steve Harvey" and "Tumi" licenses collectively may be considered material to our business. At December 31, 2006, we are obligated to pay minimum royalty and advertising under certain license agreements as follows: 2007 - $9,401,000; 2008 - $9,416,000; and 2009 - $1,073,000. Our license agreements generally require us to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with license agreements which that firm introduced to us. Royalty payments made by us in connection with this agreement were approximately $94,000, $106,000 and $76,000 for the years ended December 31, 2006, 2005 and 2004, respectively. We regularly assess the status of our license agreements and anticipate renewing those contracts expiring in 2007, subject to the negotiation of terms and conditions satisfactory to us.

On June 7, 1990, we received notice from the United States Environmental Protection Agency ("EPA") that we, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at the Shpack Superfund site located in Massachusetts (the "Shpack Site"). We, along with six other PRP's, subsequently entered into an Administrative Order by Consent pursuant to which, inter alia, we and they undertook to conduct a remedial investigation/feasibility study (the "RI/FS") with respect to the alleged contamination at the site.

The RI/FS of the Shpack site was completed and the EPA has prepared its Record of Decision. On August 15, 2006, we received a Special Notice letter from EPA indicating that EPA expected us, and others, to perform the Remedial Design/Remedial Action ("RD/RA") for the Shpack site. We subsequently joined a new PRP Group (which now has 12 members), which has submitted a good faith offer letter to EPA in response to the Special Notice. The offer letter is contingent upon the PRP Group members reaching an allocation among themselves for RD/RA and past costs, including the RI/FS costs. EPA estimates the total cost of the selected cleanup plan to be approximately $43 million, which includes two response actions that are anticipated to occur on the site. The first, which we understand will be managed by the U.S. Army Corps of Engineers, is designed to remove radiological contamination. The second, which we understand will be led by EPA, is designed to remove non-radioactive contamination. The PRP Group members that did not generate radioactive materials, including the Company, would not be responsible for participating, financially or otherwise, in the first response action, and would be required to implement the second phase of the cleanup only after the first phase has been completed. At that time, we anticipate that the expected costs to complete the RD/RA will be significantly reduced. We believe it is unlikely that this matter will have a material adverse effect on our operating results, financial condition or cash flows, and we believe that we have adequately reserved for the potential costs associated with this site. At December 31, 2006 and 2005 we had accrued approximately $965,000 and $966,000 respectively, in connection with this site.

In September 1991, the Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island. The consent decree was entered on August 28, 1992 by the United States District Court for the District of Rhode Island. The most likely scenario for remediation of the ground water at this site is through natural attenuation, which will be monitored until 2017. The estimated cost of remediation by natural attenuation through 2017 is approximately $1.5 million. Based on current participation, our share of these costs and the amount of the liability accrued at December 31, 2006 is approximately $134,000. We believe that this site will not have any material adverse effect on our operating results, financial condition or cash flows and we believe we have adequately reserved for the potential costs associated with this site.

The estimated liability for costs associated with environmental sites is included in long-term obligations in the accompanying balance sheets (See Note F), exclusive of additional currently payable amounts of approximately $47,000 and $50,000 included in other current liabilities in 2006 and 2005, respectively. These amounts have not been discounted. We believe that the accompanying financial statements include adequate provision for environmental exposures.

In the ordinary course of business, we are contingently liable for performance under letters of credit of approximately $146,000 at December 31, 2006. We are required to pay a fee monthly presently equal to 2.0% per annum on the outstanding letter of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although there can be no assurance as to the disposition of these proceedings, we do not anticipate that these matters will have a material impact on our results of operations or financial condition.

J. Promotional Expenses

Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance our business and, as described in Note I to the financial statements, certain license agreements require specified levels of spending. We charge advertising costs to expense as they are incurred. Total expenditures charged to advertising and promotion expense, exclusive of cooperative advertising and display expenditures, during 2006, 2005, and 2004 were $2,752,000, $2,019,000, and $2,367,000, respectively.

K. Disclosures About Segments of an Enterprise and Related Information

We follow SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, which establishes standards for the way that public business enterprises report information about operating segments. Operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and to assess financial performance. We are engaged in one business, the sale of men's accessories consisting of belts, wallets and other small leather goods, suspenders and jewelry. Our company and our customer relationships are organized around this one business segment. Our products are sold principally domestically through department stores and to a lesser extent, through specialty stores and mass merchandisers.

L. Quarterly Financial Data (unaudited)

We believe that the results of operations are more meaningful on a seasonal basis (approximately January-June and July-December) than on a quarterly basis. The timing of shipments can be affected by the availability of materials, retail sales and fashion trends. These factors may shift volume and related earnings between quarters within a season differently in one year than in another.

(Dollars in thousands except per share data)	First	Second	Third	(1) Fourth
2006				
Net sales	**$ 22,167**	**$ 26,447**	**$ 33,172**	**$ 37,273**
Gross profit	**$ 7,324**	**$ 8,795**	**$ 11,612**	**$ 13,659**
Net income	**$ 24**	**$ 976**	**$ 3,095**	**$ 9,894**
Net income per common share - basic	**$ -**	**$ .17**	**$ .52**	**$ 1.63**
Net income per common share – diluted	**$ -**	**$ .16**	**$ .51**	**$ 1.63**
2005				
Net sales	$ 19,243	$ 22,025	$ 25,934	$ 30,712
Gross profit	$ 6,141	$ 7,478	$ 8,285	$ 10,962
Net income (loss)	$ (871)	$ 89	$ 915	$ 3,481
Net income (loss) per common share - basic	$ (.16)	$ .02	$ .16	$ .61
Net income (loss) per common share – diluted	$ (.16)	$ .01	$ .15	$ .56

(1) Included in our 2006 fourth quarter net income is a tax benefit adjustment of $7,810,000 to relieve the entire balance of our deferred tax valuation allowance. In accordance with the criteria established in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" we assessed the need for the valuation allowance based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance.

M. Related Party Transactions

On June 30, 2006, the Estate of Marshall Tulin (the "Estate") converted the Amended and Restated Convertible Promissory Note of the Company dated April 1, 2004, as amended and restated as of June 30, 2004, and payable to the order of the Estate (the "Note") in the amount of $350,000, into 116,666 shares of the Company's common stock, $.10 par value per share pursuant to a formula set forth in the Note.

Five members of John Tulin's family are employed by us in various positions and are compensated for services rendered by them to us.

We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with license agreements which that firm introduced to us. Royalty payments made by us in connection with this agreement were approximately $94,000, $106,000 and $76,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

About the Company

Swank, Inc. is a leading distributor of men's belts, leather accessories, suspenders and jewelry. We are dedicated to maintaining style and quality leadership in the broad diversity of products we market.

Our customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. Our ten largest customers represented approximately 69% and 66% of net sales in 2006 and 2005, respectively.

In order to appeal to a large economic cross-section of the buying public, most of our collections are offered in a wide variety of styles and price ranges.

We take great pride in the strength of our consumer franchise and the brand name recognition of our products, which include "Kenneth Cole", "Tommy Hilfiger", “Nautica”, "Geoffrey Beene", "Claiborne", "Guess?", “Tumi”, “Chaps”, “Donald Trump”, “Ted Baker”, “Steve Harvey”, "Pierre Cardin", and "Swank". Swank also distributes men's jewelry and leather items to retailers under private labels.

Approximately 31 sales people, regional managers, and associates are engaged in the sale of our products working out of sales offices located in New York, NY and Atlanta, GA. Our main administrative headquarters and distribution facility is located in Taunton, MA and we operate 5 factory outlet stores in 5 states. We employ approximately 260 people, all located in the United States.

Market for the Registrant's Common Equity and Related Stockholder Matters.

Our common stock, $.10 par value per share (the "Common Stock") is traded in the over-the-counter market under the symbol SNKI. The following table sets forth for each quarterly period during the last two fiscal years the high and low bid prices for the Common Stock, as reported by yahoo.com (which prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions).

	2006		2005	
Quarter	**High**	Low	High	Low
First	**$ 2.94**	**$ 1.35**	$ 2.55	$ 1.25
Second	**3.10**	**2.04**	2.25	1.35
Third	**4.50**	**2.51**	1.70	1.13
Fourth	**9.81**	**3.50**	1.60	1.10

**COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG SWANK, INC.
NASDAQ MARKET INDEX AND PEER GROUP INDEX**



ASSUMES $100 INVESTED ON JAN. 1, 2001
ASSUMED DIVIDENDS REINVESTED
FISCALY YEAR ENDING DEC. 31, 2006

Number of Record Holders at July 9, 2007 - 548

Our loan agreement prohibits the payment of cash dividends on our Common Stock (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). We have not paid any cash dividends on our Common Stock during the last two fiscal years and we have no current expectation that cash dividends will be paid in the foreseeable future.

Form 10-K

The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Jerold R. Kassner, Corporate Secretary, Swank, Inc., 656 Joseph Warner Boulevard, Taunton, Massachusetts 02780.

Corporate Information

Board of Directors

John Tulin
Chairman of the Board and Chief Executive Officer

Eric P. Luft
President

James E. Tulin
Senior Vice President, Merchandising

John J. Macht
The Macht Group, Retail and Marketing Consultants

Raymond H. Vise
Retired Senior Vice President

Corporate Data

Administrative Offices and Distribution Facility
656 Joseph Warner Boulevard
Taunton, MA 02780

Executive and National Sales Offices
90 Park Avenue
New York, NY 10016

International Division Sales Offices
90 Park Avenue
New York, NY 10016

Regional Sales Offices
Atlanta and New York

General Counsel
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Independent Registered Public Accountants
BDO Seidman, LLP
150 Federal Street
Boston, MA 02110

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Corporate Officers

John Tulin
Chairman of the Board and
Chief Executive Officer

Eric P. Luft
President

James E. Tulin
Senior Vice President-
Merchandising

Paul Duckett
Senior Vice President-
Distribution and
Retail Store Operations

Jerold R. Kassner
Executive Vice President-
Chief Financial Officer
Secretary and Treasurer

Arthur T. Gately, III
Vice President-
Administration

Melvin Goldfeder
Senior Vice President-
Special Markets

William F. Rubin
Senior Vice President-
Regional Sales

Christine J. Tulin
Vice President-
Merchandising

END